The Broken Hill Proprietary Company Limited

1999/2000 FINANCIAL RESULTS

4 September 2000

The following additional information is provided in relation to the results for the thirteen months ended 30 June 2000. This information should be considered in conjunction with the information released on 27 July 2000.

Profit and loss statement for the financial period ended (a)	30 June 2000	31May 1999
	$m	$m
Operating revenue
Sales	21 506	19 229
Interest revenue	96	175
Other revenue	2 081	2 517

	23 683	21 921
Operating profit including abnormal items, before depreciation, amortisation and borrowing costs	4 725	805

Deduct
Depreciation and amortisation	2 292	2 218
Borrowing costs (1)	723	732
* Operating profit/(loss) before income tax	1 710	(2 145)

Deduct
** Income tax expense including abnormal items attributable to operating profit/(loss)	117	164
Operating profit/(loss) after income tax	1 593	(2 309)
Outside equity interests in operating loss/(profit) after income tax	34	(3)
Operating profit/(loss) after income tax, attributable to members of the BHP Entity	1 627	(2 312)
Retained profits at the beginning of the financial period	1 826	4 826
Adjustment for initial adoption of revised accounting standard AASB 1016: Accounting for Investments in Associates	250	-

Total available for appropriation	3 703	2 514

(deduct)/add
Dividends provided for or paid	(903)	(766)
Aggregate of amounts transferred from reserves	41	78

Retained profits at the end of the financial period	2 841	1 826

The operating profit/(loss) after income tax, attributable to members of the BHP Entity comprises:
* Operating profit before abnormal items and income tax	2 965	934
**Income tax expense attributable to operating profit before abnormal items	(967)	(566)
Operating profit after income tax before abnormal items	1998	368
Outside equity interests in operating loss/(profit) after income tax before abnormal items	34	(3)
Operating profit after income tax, before abnormal items, attributable to members of the BHP Entity	2 032	365
* Abnormal items included in operating profit/(loss) before income tax	(1 255)	(3 079)
**Abnormal income tax benefit	850	402
Abnormal items after income tax	(405)	(2677)
Operating profit/(loss) after income tax, attributable to members of the BHP Entity	1627	(2312)

(1) Excludes capitalised interest of	19	194

(a) 30 June 2000 refers to the thirteen months ended 30 June 2000. 31 May refers to the year ended 31 May. Refer "Change of financial year" on page 12.

Balance sheet
as at (a)

	30 June 2000	31 May 1999	30 Nov 1999
Assets	$m	$m	$m
Current assets
Cash	684	460	464
Receivables	2 629	2 661	2 634
Investments	359	273	481
Inventories	2 138	2 262	2 239
Other	271	196	228

Total current assets	6 081	5 852	6 046

Non-current assets
Receivables	189	323	189
Investments	1 131	483	683
Inventories	159	187	172
Property, plant and equipment	17 567	20 465	19 839
Exploration, evaluation and development	2 019	2 166	2 115
Intangibles	130	175	168
Other1	2 068	1 836	1 704

Total non-current assets	23 263	25 635	24 870

Total assets	29 344	31 487	30 916

Liabilities
Current liabilities
Accounts payable	2 566	2 635	2 308
Borrowings	2 530	1 381	1 918
Provisions	1 727	2 178	1 564

Total current liabilities	6 823	6 194	5 790

Non-current liabilities
Accounts payable	45	156	76
Borrowings	5 868	9 990	9 010
Provisions	5 603	5 786	5 526

Total non-current liabilities	11 516	15 932	14 612

Total liabilities	18 339	22 126	20 402

Net assets	11 005	9 361	10 514

Shareholders' equity
Shareholders' equity attributable to members of the BHP Entity
Share capital	7 093	6 533	6 944
Reserves	419	287	309
Retained profits	2 841	1 826	2 590

	10 353	8 646	9 843
Shareholders' equity attributable to outside equity interests	652	715	671

Total shareholders' equity	11 005	9 361	10 514

1 "Other" comprises the following amounts:-
- future income tax benefits	1 268	1 110	958
- deferred charges, prepayments and other	800	726	746

(a) Refer "Change of financial year" on page 12.

Statement of cash flows
for the financial period ended (a)

	30 June 2000	31 May 1999
	$m	$m
Cash flows related to operating activities

Receipts from customers	20 959	19 331
Payments to suppliers, employees, etc	(16 210)	(15 248)
Dividends received	46	20
Interest received	91	221
Borrowing costs	(916)	(1 087)
Proceeds from gas sales contract price re-negotiation	231	708
Other	337	348

Operating cash flows before income tax	4 538	4 293
Income taxes paid	(600)	(708)

Net operating cash flows	3 938	3 585

Cash flows related to investing activities

Purchases of property, plant and equipment	(1 102)	(2 608)
Exploration expenditure	(373)	(643)
Purchases of investments	(438)	(137)
Purchases of, or increased investment in, controlled entities
net of their cash	-	(75)

Investing outflows	(1 913)	(3 463)

Proceeds from sale of property, plant and equipment	741	548
Proceeds from sale or redemption of investments	242	361
Proceeds from sale or partial sale of controlled entities
and joint venture interests net of their cash	698	1 290

Net investing cash flows	(232)	(1 264)

Cash flows related to financing activities

Proceeds from ordinary share issues, etc	275	149
Borrowings	1 658	2 018
Repayment of borrowings	(4 867)	(4 310)
Dividends paid	(498)	(520)
Other	82	(14)

Net financing cash flows	(3 350)	(2 677)

Net increase/(decrease) in cash and cash equivalents	356	(356)

Cash and cash equivalents at beginning of period	573	949
Effect of foreign currency exchange rate changes on cash and cash equivalents	8	(20)

Cash and cash equivalents at end of period	937	573

(a) 30 June 2000 refers to the thirteen months ended 30 June 2000. 31 May refers to the year ended 31 May. Refer "Change of financial year" on page 12.

Statement of cash flows (continued)

	2000	1999
Reconciliation of cash Cash and cash equivalents comprise:	$m	$m

Cash	684	460
Short term deposits	355	270
Bank overdrafts	(102)	(157)
Total cash and cash equivalents	937	573

Non-cash financing and investing activities Shares issued:

Bonus Share Plan	61	107
Dividend Investment Plan	341	279

Other:
Employee Share Plan loan instalments	28	36

The Bonus Share Plan (BSP) is in lieu of dividends and the Dividend Investment Plan (DIP) is an application of dividends. The DIP was suspended following payment of the November 1999 half yearly dividend. Since that dividend was unfranked the BSP was suspended in accordance with the Company’s Constitution and Rule 8 of the BSP on 17 September 1999.

The Employee Share Plan loan instalments represent the repayment of loans outstanding with the Company, by the application of dividends.

Control gained over entities having material effect

No major acquisitions.

Loss of control over entities having material effect

No material disposals.

Franking credits

The BHP Group had a franking account balance of $24 million at 36 cents in the dollar available at 30 June 2000. The extent to which future dividends will be franked is uncertain, but the current outlook is for no franking of dividends for at least the next twelve months. (The BHP Group had a franking account balance of $230 million available at 31 May 1999. An amount of $453 million was used as a result of the 2 June 1999 dividend payment.)

Income tax

	2000	1999
	$m	$m
Income tax arising from items taken to operating profit The prima facie tax on operating profit before abnormal items differs from the income tax provided in the accounts and is calculated as follows:

Operating profit before abnormal items and income tax	2 965	934

Prima facie tax calculated at 36 cents in the dollar on operating profit before abnormal items	1 067	336
deduct tax effect of
Investment and development allowance	56	39
Rebate for dividends	2	2
Amounts over provided in prior years	103	100
Recognition of prior year tax losses	187	85
Overseas tax rate change	-	5
Research and development incentive	1	9
	718	96
add/(deduct) tax effect of
Non-deductible accounting depreciation and amortisation	60	67
Non-deductible dividends on redeemable preference shares	67	65
Non tax effected operating losses	28	213
Foreign expenditure including exploration not presently deductible	66	134
Foreign exchange/other	28	(9)

Income tax attributable to operating profit before abnormal items	967	566
deduct tax effect of abnormal items	850	402

Income tax attributable to operating profit	117	164

Exploration, evaluation and development expenditure capitalised

	2000	1999
	$m	$m
Exploration, evaluation and development expenditure
- not yet in production	598	616
- in production	1 421	1550

Total exploration, evaluation and development expenditure capitalised	2 019	2166

Details of exploration, evaluation and development expenditure not yet in production:
	In exploration and/or evaluation stage		In development stage
	2000	1999	2000	1999
	$m	$m	$m	$m
Opening balance	486	465	130	313
Expenditure incurred during the period	373	630	43	27
Expenditure expensed during the period	(309)	(475)	-	-
Transferred from evaluation to development	(146)	(25)	146	25
Transferred to production	9	-	(92)	(226)
Disposals	(46)	(42)	-	(1)
Depreciation	(13)	(35)	(4)	-
Exchange fluctuations and other movements	21	(32)	-	(8)

Closing balance	375	486	223	130

Depreciation and amortisation

	2000	1999
	$m	$m
Depreciation relates to
Buildings	132	123
Plant, machinery and equipment	1 857	1 780
Mineral rights	69	61
Exploration, evaluation and development expenditures carried forward	213	213
Capitalised leased assets	4	8

Total depreciation	2 275	2 185
Amortisation (a)(b)	17	33
Total depreciation and amortisation	2 292	2 218

2000 $m
	Before tax	Related Tax	Related outside equity interests	Amount (after tax) attributable to members
(a) Amortisation relates to
Amortisation of goodwill	16	-	-	16
Amortisation of other intangibles	1	-	-	1
Total amortisation	17	-	-	17

	2000	1999
	$m	$m
(b) Operating profit/(loss) restated to exclude amortisation of goodwill

Operating profit/(loss) after tax before outside equity interests	1 593	(2 309)
add amortisation of goodwill	16	31
Operating profit/(loss) after tax before outside equity interests and amortisation of goodwill	1 609	(2 278)
add/(deduct) outside equity interests	34	(3)
Operating profit/(loss) after tax (before amortisation of goodwill) attributable to members of the BHP Entity	1 643	(2 281)

Segment results

Industry classification

$m
	Profit after income tax, before abnormal items (a)	Abnormal items net of tax	Profit after income tax and abnormal items (a)	Gross segment assets	External operating revenue	Intersegment operating revenue
Industry classification	2000

Minerals	1 224	(744)	480	11 917	8 860	356
Steel (b)	410	(159)	251	7 673	8 569	27
Petroleum	1 155	171	1 326	7 401	5 625	14
Services	73	42	115	553	824	1 271
Net unallocated interest	(512)	(3)	(515)		65
Group and unallocated items (c)	(352)	288	(64)	1 800	(260)	7

BHP Group	1 998	(405)	1 593	29 344	23 683	1 675

	1999 (d)

Minerals	678	(2 649)	(1 971)	13 187	9 730	498
Steel (b)	268	(105)	163	8 673	8 158	26
Petroleum	321	(89)	232	7 826	3 203	10
Services	97	173	270	756	1 267	1 500
Net unallocated interest	(449)	-	(449)		111
Group and unallocated items (c)	(547)	(7)	(554)	1 045	(548)	3

BHP Group	368	(2 677)	(2 309)	31 487	21 921	2 037

(a) Operating profit after income tax is before deducting outside equity interests.
(b) Includes the OneSteel business, to be spun-out in the second half of calendar 2000 year.
(c) Includes consolidation adjustments.
(d) Comparative figures have been restated to reflect the transfer of internal currency hedging results from Minerals, Steel and Petroleum to Group and unallocated items where they now eliminate.

Segment results

Geographical classification

$m
	Profit after tax, before abnormal items (a)	Abnormal items net of tax	Profit after tax and abnormal items (a)	Gross segment assets	External operating revenue	Intersegment operating revenue
Geographical classification	2000

Australia	1 466	(323)	1 143	17 358	14 573	263
North America	301	(228)	73	2 531	3 299	-
United Kingdom	226	-	226	2 225	968	-
South America	389	69	458	4 150	1 986	1
Papua New Guinea	(9)	80	71	979	1 161	-
New Zealand	59	-	59	602	682	-
South East Asia	22	-	22	1 030	704	-
Other countries	56	-	56	469	245	-

	2 510	(402)	2 108	29 344	23 618	264

Net unallocated interest	(512)	(3)	(515)		65

BHP Group	1 998	(405)	1 593	29 344	23 683	264

	1999

Australia	933	(96)	837	19 225	14 043	199
North America	(236)	(2 013)	(2 249)	3 135	2 889	27
United Kingdom	71	(75)	(4)	2 575	594	5
South America	190	(91)	99	3 394	1 558	33
Papua New Guinea	65	-	65	1 100	859	-
New Zealand	15	(105)	(90)	697	836	1
South East Asia	(29)	70	41	930	786	-
Other countries	(192)	(367)	(559)	431	245	-

	817	(2 677)	(1 860)	31 487	21 810	265

Net unallocated interest	(449)	-	(449)		111

BHP Group	368	(2 677)	(2 309)	31487	21921	265

(a) Operating profit after income tax is before deducting outside equity interests.

Issued and quoted securities at end of financial period

	Number on issue	Of which quoted	Paid-up value cents

Ordinary shares	1,781,493,241	1,781,493,241	100
Fully paid	6,286,500	6,286,500	1
Partly paid	415,000	415,000	5
Partly paid

of which issued during period
Dividend Investment plan	21,234,886	21,234,886	100
Bonus Share Plan	3,718,755	3,718,755	100
ESP Options exercised	9,309,031	9,309,031	100
Performance Rights exercised	75,000	75,000	100

Options and Performance Rights

						Options and Performance Rights Outstanding at
Month of issue	Number issued	Number of recipients	Number exercised	Shares issued on exercise (1)	Number lapsed	Balance date	Date of Directors’ Report(2)	Exercise price	Exercise period (3)
Employee Share Plan
April 2000	30 000	3	-	-	-	30 000	30 000	$17.79	April 2003 – April 2010
April 2000	454 000	5	-	-	-	454 000	454 000	$17.78	April 2003 – April 2010
Dec 1999	200 000	1	-	-	-	200 000	200 000	$19.87	April 2002 – April 2009
Dec 1999	150 000	1	-	-	-	150 000	150 000	$17.58	April 2002 – April 2009
Oct 1999	60 000	6	-	-	-	60 000	60 000	$17.72	April 2002 – April 2009
Oct1999	51 000	3	-	-	15 000	36 000	36 000	$17.71	April 2002– April 2009
July 1999	100 000	1	-	-	-	100 000	100 000	$17.79	April 2002 – April 2009
April 1999	21 536 400	45 595	-	-	4 956 200	16 580 200	15 798 100	$16.39	April 2002 - April 2009
April 1999	8 184 300	944	-	-	822 950	7 361 350	7 112 150	$16.38	April 2002 - April 2009
April 1998	177 500	16	-	-	-	177 500	177 500	$15.40	April 2001 - April 2003
April 1998	140 000	23	15 000	15 000	5 000	120 000	120 000	$15.39	April 2001 - April 2003
Nov 1997	7 910 900	16 411	1 712 100	1 712 100	522 000	5 676 800	5 388 250	$16.22	Nov 2000 - Nov 2002
Nov 1997	1 579 400	3 501	345 000	345 000	106 400	1 128 000	1 050 900	$16.21	Nov 2000 - Nov 2002
Oct 1997	3 992 000	379	555 750	555 750	105 000	3 331 250	3 266 000	$15.99	Oct 2000 - Oct 2002
Oct 1997	5 440 000	511	677 000	677 000	18 000	4 745 000	4 644 300	$15.98	Oct 2000 - Oct 2002
July 1997	395 500	36	-	-	24 000	371 500	357 000	$19.63	July 2000 - July 2002
July 1997	200 000	1	-	-	-	200 000	200 000	$19.62	July 2000 - July 2002
Oct 1996	848 100	46	244 000	244 000	186 500	417 600	401 600	$16.22	Oct 1999 - Oct 2001
Oct 1996	1 086 700	66	172 600	172 600	10 000	904 100	840 100	$16.21	Oct 1999 - Oct 2001
April 1996	295 000	5	-	-	260 000	35 000	27 500	$18.29	April 1999 - April 2001
April 1996	45 500	6	18 000	18 000	-	27 500	27 500	$18.28	April 1999 - April 2001
Oct 1995	17 000	3	-	-	-	17 000	12 000	$18.23	Oct 1998 - Oct 2000
Oct 1995	38 500	5	5 500	5 500	-	33 000	11 000	$18.22	Oct 1998 - Oct 2000
July 1995	48 000	2	-	-	-	48 000	-	$18.59	July 1998 - July 2000
July 1995	76 000	9	16 000	16 000	13 000	47 000	-	$18.58	July 1988 - July 2000
May 1995	10 565 900	9 187	4 106 300	4 516 930	6 459 600	-	-	$19.10	May 1998 - May 2000
May 1995	2 574 800	194	1 524 728	1 677 201	1 050 072	-	-	$19.09	May 1998 - May 2000
May 1994	5 782 100	5 802	4 120 200	4 532 220	1 661 900	-	-	$17.06	May 1997 - May 1999
						42 250 800	40 463 900

Performance Rights
March 1999	1 000 000	1	200 000	175 000	-	800 000	700 000	-	March 1999 - March 2009
						800 000	700 000

(1)  Shares issued on exercise of Performance Rights include shares purchased on market.
(2)  Following the 1995 bonus issue, holders of options issued in May 1995 and prior received 11 shares for each 10 options exercised.
(3)  Unexercised options and Performance Rights will expire at the end of the exercise period.

Investments in associated entities

Details of aggregate share of profits/(losses) of associates

	2000	1999(1)
Entity’s share of associates’	$m	$m

Operating profit/(loss) before income tax	49
Income tax expense	(19)
	30

Material interests in entities which are not controlled entities

Name of Entity	Percentage (%) of ownership interest held at end of period		Contribution to operating profit/(loss) after income tax

Equity accounted associates	2000%	1999%	2000 $m	1999(1) $m

Samarco Mineracao S.A.	50	49	46
Orinoco Iron C.A.	50	50	(16)

Total (2)			30

(1) Comparative data has not been provided as AASB 1016: Accounting for Investments in Associates did not apply to the BHP Group for the year ended 31 May 1999.

(2) There are no other material interests in entities that are not controlled entities.

Significant events after balance date

On 28 August 2000 BHP announced a joint cash offer of $1.20 per share for QCT Resources Limited (QCT). QCT holds a non-operating 32.37% interest in the Central Queensland Coal Associates and Gregory joint venture and 100% of the South Blackwater coal mining operation in the Bowen Basin (Queensland). The bidding vehicle, MetCoal Holdings (Qld) Pty Ltd, is 50/50 owned by BHP and Mitsubishi Development Pty Ltd (Mitsubishi). The offer values QCT’s equity at $830 million.

BHP and Mitsubishi, who own the remaining interests in these joint ventures, have agreed to form a strategic alliance, designed to ensure the future competitiveness of Bowen Basin metallurgical coal assets. This offer is the first step in furthering this alliance.

Revised Accounting Standards

- Revised Australian Accounting Standard AASB 1004: Revenue was first adopted for the period ended 30 June 2000. There was no material effect on profits.

- Revised Australian Accounting Standard AASB 1016: Accounting for Investments in Associates was adopted for the period ended 30 June 2000, resulting in the application of the equity method of accounting for investments in   associates. Previously the cost method was used.

Change in accounting policies

With the exception of the above revised Accounting Standards, the significant accounting policies adopted in the current period are consistent, in all material respects with those applied in the prior year.

Change of financial year

Directors announced on 17 December 1999 that the financial year end for the BHP Group would change from 31 May to 30 June with effect from 30 June 2000. All subsequent financial years will commence on 1 July and end on 30 June.

- Australian Securities and Investments Commission (ASIC)

Pursuant to Section 340 of the Corporations Law ("the Law"), ASIC has granted relief from the requirements of paragraph 323D(2)(b) of the Law permitting The Broken Hill Proprietary Company Limited to change its financial year end and adopt a transitional thirteen month financial year of 1 June 1999 to 30 June 2000.

- Australian Stock Exchange (ASX)

The ASX has provided The Broken Hill Proprietary Company Limited relief from listing rule 4.4 to the extent that an Appendix 4B is not required for the period ended 31 May 2000 following the change in balance date from 31 May to 30 June. This supplementary release for the thirteen months ended 30 June 2000 is in lieu of a 31 May 2000 Appendix 4B.

For information contact:

Investor Relations:

Robert Porter – Vice President Investor Relations
(BH) (61 3) 9609 3540
Mobile (61) 0419 587 456
E-mail: porter.robert.r@bhp.com.au

Candy Ramsey
BHP Investor Relations Houston
Tel: (713) 961-8640
EMail: ramsey.candy.pa@bhp.com.au